UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002

(Title of Class of Securities)

55279B202

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55279B202

1.	Name of Reporting Persons UBS Oncology Impact Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,137,859
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,137,859
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,137,859
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 55279B202

1.	Name of Reporting Persons Oncology Impact Fund (Cayman) Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,137,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,137,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,137,859*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) PN

*

Consists of shares of Common Stock held by UBS Oncology Impact Fund L.P. (“UBS Oncology”). MPM Oncology Impact Management GP LLC (“Oncology GP”) is the general partner of MPM Oncology Impact Management LP (“Oncology LP”), the General Partner of Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), the General Partner of UBS Oncology.

CUSIP No. 55279B202

1.	Name of Reporting Persons MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,137,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,137,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,137,859*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) PN

*	Consists of shares of Common Stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

CUSIP No. 55279B202

1.	Name of Reporting Persons MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,137,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,137,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,137,859*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) OO

*	Consists of shares of Common Stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

CUSIP No. 55279B202

1.	Name of Reporting Persons Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,137,859*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,137,859*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,137,859*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) OO

*

Consists of shares of Common Stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology. The Reporting Person is the managing director of Oncology GP.

Item 1.

(a)	Name of Issuer

MEI Pharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices

11455 El Camino Real

San Diego, CA 92130

Item 2.

(a)	Name of Person Filing

UBS Oncology Impact Fund L.P.

Oncology Impact Fund (Cayman) Management LP

MPM Oncology Impact Management LP

MPM Oncology Impact Management GP LLC

Ansbert Gadicke

(b)

The address of the principal place of business for each of the Filing Persons is c/o MPM Capital LLC, 450 Kendall Street, Cambridge, MA 02142, other than UBS Oncology and Oncology Cayman, whose address is 1st Floor, 2 Hill Street, St Helier, Jersey, JE1 4FS.

(c)	Citizenship

UBS Oncology and Oncology Cayman are organized in the Cayman Islands and Oncology LP and Oncology GP are organized in Delaware. Mr. Gadicke is a United States citizen.

(d)	Title of Class of Securities

Common Stock, par value $0.00000002 per share (“Common Stock”)

(e)	CUSIP Number

55279B202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

UBS Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
UBS Oncology	10,137,859	10,137,859	0	10,137,859	0	10,137,859	9.0%
Oncology Cayman(1)	0	0	10,137,859	0	10,137,859	10,137,859	9.0%
Oncology LP(1)	0	0	10,137,859	0	10,137,859	10,137,859	9.0%
Oncology GP(1)	0	0	10,137,859	0	10,137,859	10,137,859	9.0%
Ansbert Gadicke(2)	0	0	10,137,859	0	10,137,859	10,137,859	9.0%

(1)	Consists of shares of Common Stock held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(2)	Consists of shares of Common Stock held by UBS Oncology. The Reporting Person the managing director of Oncology GP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT LP

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

Exhibits

A	Joint Filing Agreement